                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                                AMENDMENT NO. 5

                            Metro-Goldwyn-Mayer Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   591610100
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                                 (CUSIP Number)


                            Richard E. Sobelle, Esq.
                              Tracinda Corporation
                             150 South Rodeo Drive
                            Beverly Hills, CA  90212
                                 (310) 271-0638
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(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                Communications)

                                October 26, 1998
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [_].

     Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TRACINDA CORPORATION
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      NEVADA
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                           120,119,223
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             14,878,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          120,119,223
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          14,878,500
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      134,997,723
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      95.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KIRK KERKORIAN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           134,997,723
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          134,997,723
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      134,997,723
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]
      NOT APPLICABLE
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      95.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      250 RODEO, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK AND PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           14,878,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          14,878,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      14,878,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
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                                       5

     This Amendment No. 5 amends and supplements the Statement on Schedule 13D filed on November 18, 1997, as amended on November 25, 1997, on July 27, 1998, on August 19, 1998 and on September 2, 1998 (as so amended, the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Shares"), of Metro-Goldwyn-Mayer Inc., a Delaware corporation (the "Company"), previously filed by Tracinda Corporation ("Tracinda"), 250 Rodeo, Inc. ("250 Rodeo" and, collectively with Tracinda, the "Tracinda Entities") and Mr. Kirk Kerkorian. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

1. Item 3 of the Schedule 13D is hereby amended to add the following information:

     The funds for the purchase of the Shares will be obtained in the case of Tracinda, pursuant to the Credit Agreement and in the case of 250 Rodeo, from the Credit Agreement and /or a capital infusion.


2. Item 4 of the Schedule 13D is hereby amended to add the following information:

     On October 26, 1998, the Tracinda Entities and the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), relating to the distribution by the Company to the holders of its outstanding common stock of transferable subscription rights ("Rights") to subscribe for and purchase additional Shares for a price of $8.25 per share (the "Subscription Price"). The distribution of the Rights and the sale of the shares of Common Stock upon the exercise of the Rights is referred to herein as the "Rights Offering." Pursuant to the Rights Offering, the Tracinda Entities were the recipients of Rights to purchase 75,933,009 Shares of Common Stock. Under the terms of the Stock Purchase Agreement, the Tracinda Entities irrevocably agreed with the Company to exercise at the Subscription Price that number of Rights distributed to them and that 250 Rodeo will purchase all Shares that are not otherwise subscribed for at the close of the Rights Offering. The Tracinda Entities' obligations under the Stock Purchase Agreement are subject to certain conditions, including the condition that there shall have been no material adverse change in or affecting the business, prospects, financial position, stockholders' equity or results of operations of the Company except to the extent any such changes result from changes in general economic conditions or the decline in price of stocks generally. A copy of the Stock Purchase Agreement has been attached hereto as
Exhibit 7.16 and is incorporated herein by reference.

     The Rights Offering commenced on October 26, 1998.

3. Item 5 of the Schedule 13D is hereby amended to add the following information:

     (a) Tracinda and Mr. Kerkorian are the beneficial owners of 134,997,723 Shares (including the Shares to be purchased and directly held by 250 Rodeo upon exercise of its Rights), approximately 95.1% of the Shares outstanding, based upon the number of Shares outstanding as reported in the Company's Registration Statement on Form S-1 relating to the Rights Offering plus the number of Shares the Tracinda Entities will purchase in exercising their Rights. 250 Rodeo is the beneficial owner of the 14,878,500 Shares it holds directly or will purchase through exercise of its Rights, approximately 20.1% of the Shares outstanding, based upon the number of Shares outstanding as reported in the Company's Registration Statement on Form S-1 relating to the Rights Offering plus the number of Shares 250 Rodeo will purchase in exercising its Rights.

     (b) Mr. Kerkorian has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 75,933,009 Shares to be acquired upon the Tracinda Entities' exercise of their Rights.

5. Item 6 of the Schedule 13D is hereby amended to add the following information:

     See the response to Item 4 in this Amendment No. 5. The Shares to be acquired pursuant to the Stock Purchase Agreement by the Tracinda Entities will be pledged pursuant to the Credit Agreement.

6. Item 7 of the Schedule 13D is hereby amended to add the following information:

     Exhibit 7.16 Stock Purchase Agreement, dated October 26, 1998, by and among the Company, Tracinda Corporation and 250 Rodeo, Inc.

7. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 26, 1998

                              TRACINDA CORPORATION
                              a Nevada corporation


                              By: /s/ Anthony L. Mandekic
                                  --------------------------
                                  Name:  Anthony L. Mandekic
                                  Title: Secretary/Treasurer


                              KIRK KERKORIAN


                              By: /s/ Anthony L. Mandekic
                                  --------------------------
                                  Name:  Anthony L. Mandekic
                                  Title: Attorney-in-Fact


                              250 RODEO, INC.
                              a Delaware corporation


                              By: /s/ Anthony L. Mandekic
                                  --------------------------
                                  Name:  Anthony L. Mandekic
                                  Title: Secretary/Treasurer

                                 Exhibit Index

           DOCUMENT
           --------

Exhibit 7.16 Stock Purchase Agreement, dated October 26, 1998, between the Company, Tracinda Corporation and 250 Rodeo, Inc.